January 11, 2008

Mr. Hugh West
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:           American National Bankshares Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 0-12820

Dear Mr. West:

Thank you for your comments regarding the above referenced filings in your letter dated December 13, 2007.  The purpose of this letter is to respond to your comments.  Your letter contained the following four comments:

Comment #1:
Form 10-K for Fiscal Year Ended December 31, 2006
Item 11. Executive Compensation
“Please revise to provide information for the PEO, the PFO, and the three most highly compensated other executive officers.”

Response:  American National Bankshares Inc. has a PEO, a PFO, and two other executive officers.  The executive compensation section of our filing contains information on each of these four individuals.  In future filings, we will consider ways to more clearly articulate that there are only four executive officers of our corporation.

Comment #2:
Form 10-K for Fiscal Year Ended December 31, 2006
Item 13:  Certain Relationships and Related Transactions
“Please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K, or to make the other required disclosures.”

Response:  The Corporation’s disclosures with respect to related party transactions included the following sentence:
“All loans and commitments to lend included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management of the Corporation, do not involve more than a normal risk of collectibility or present other unfavorable features.”

Instruction 4.c to Item 404(a) of Regulation S-K states that “if the lender is a bank…and the loans are not disclosed as nonaccrual, past due, restructured or potential problems, disclosure under paragraph (a) of this Item may consist of a statement, if such is the case, that the loans to such persons:
i.	Were made in the ordinary course of business;
ii.	Were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and
iii.	Did not involve more than the normal risk of collectibility or present other unfavorable features.”
The Corporation’s disclosures included the required wording with the exception of the portion of part ii. that I have underlined above.  This was an inadvertent oversight and will be corrected in future filings.

Comment #3:
Form 10-K for Fiscal Year Ended December 31, 2006
Signature Page
“The Principal Accounting Officer has to sign in that capacity.  Please revise.”

Response:  Mr. Neal Petrovich is the Principal Accounting Officer of the Corporation.  He signed in the capacity of Chief Financial Officer.  In future filings, he will sign additionally or solely in the capacity of Principal Accounting Officer.

Comment #4:
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11 – Trust Preferred Securities, page 51
“It appears that you consolidate AMNB Statutory Trust I.  Please tell us how you determined that consolidation is appropriate and tell us how you considered the guidance of FIN 46R.  Please advise and revise as necessary.”

Response:  American National Bankshares Inc. did not consolidate AMNB Trust I.  In accordance with FIN 46R, the Corporation did not eliminate through consolidation the $619,000 equity investment in AMNB Statutory Trust I made during 2006 by American National Bankshares Inc.  Instead, the Corporation reflected this equity investment in the “Trust Preferred Capital Notes” line item in the consolidated balance sheet as of December 31, 2006.

We appreciate the opportunity to respond to your letter and hope the foregoing is responsive to your comments.  Should you have further questions or comments, please feel free to contact the undersigned at (434) 773-2242.

In providing our response to your comments, the Corporation acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you for the opportunity for American National Bankshares Inc. to respond to your comments.

Very truly yours,

Neal A. Petrovich
Senior Vice President and Chief Financial Officer

Cc:           Charles H. Majors, President and Chief Executive Officer
Audit and Compliance Committee of the Board of Directors